Exhibit 4.1

DESCRIPTION OF IEC ELECTRONIC CORP.'S SECURITIES

The following is a brief description of the common stock, par value $0.01 per share (the “common stock”), of IEC Electronics Corp. (the “Company,” “we,” or “our”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. This description is not complete and we qualify it by referring to our amended and restated certificate of incorporation, as further amended (our “certificate of incorporation”), and our by-laws, as amended (our “by-laws”).

Our certificate of incorporation authorizes us to issue 50,500,000 shares of capital stock, divided into two classes:

•	50,000,000 shares of common stock; and

•	500,000 shares of preferred stock, $0.01 par value per share (“preferred stock”).

Common Stock

Our common stock has one vote per share. The holders of our common stock are entitled to vote on all matters to be voted on by stockholders. Stockholders are not entitled to cumulative voting rights. Directors are elected by a plurality vote of the shares represented in person or by proxy. The affirmative vote of two-thirds of the outstanding stock entitled to vote thereon is required to authorize the merger, consolidation or sale of all or substantially all of the assets of the Company. All other actions by stockholders will be approved by a majority of votes cast except as otherwise required by law.

The holders of our common stock have no preemptive rights to purchase or subscribe for any stock of the Company currently authorized, or to be authorized in the future, or for securities convertible into such stock. Holders of our common stock have no rights to convert their common stock into any other securities, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Upon any liquidation of the Company, the holders of our common stock are entitled to share ratably in assets available for distribution to stockholders after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as our board of directors may from time to time determine.

Preferred Stock

Our board of directors has authority, without further action by our stockholders, to issue up to 500,000 shares of preferred stock in one or more series. Our board of directors has the authority to determine the terms of each series of preferred stock, within the limits of our certificate of incorporation and the laws of the state of Delaware. These terms include the number of shares in a series, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights.

The issuance of any preferred stock may negatively affect the holders of our common stock. These possible negative effects include diluting the voting power of shares of our common stock and affecting the market price of our common stock.

Anti-Takeover Effect of Provisions of our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the securities held by our stockholders.

Preferred Stock

We believe that the availability of the preferred stock under our certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance allows us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the NYSE American rules or the rules of any stock exchange on which our securities may be listed. Our board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer, or other takeover attempt that some, or a majority, of the stockholders

Exhibit 4.1

might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then-prevailing market price of the stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our by-laws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders and specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed.

Super-majority Voting for Certain Corporate Actions

The affirmative vote of two-thirds of the outstanding stock entitled to vote thereon is required to authorize the merger, consolidation or sale of all or substantially all of the assets of the Company.

Amendment of By-laws

Our by-laws grant our board of directors the power to adopt, amend or repeal our by-laws, except as otherwise set forth therein, and the board of directors could exercise this power under such circumstances and conditions as to impede a change in control.